EXHIBIT 12.1

M&T BANK CORPORATION AND SUBSIDIARIES

Computations of Consolidated Ratios of Earnings to Fixed Charges

	Year Ended December 31
	2015		2014	2013	2012	2011
	(Dollars in thousands)
Excluding interest on deposits
Fixed charges:
Interest expense (excluding interest on deposits)		$254,443	217,348	200,413	226,583	244,896
Interest factor within rent expense (a)		36,385	36,815	36,490	36,696	34,341

Total fixed charges		$290,828	254,163	236,903	263,279	279,237

Earnings:
Income before income taxes		$1,674,692	1,642,245	1,765,568	1,592,035	1,260,789
Fixed charges		290,828	254,163	236,903	263,279	279,237

Total earnings		$1,965,520	1,896,408	2,002,471	1,855,314	1,540,026

Ratio of earnings to fixed charges, excluding interest on deposits	x	6.76	7.46	8.45	7.05	5.52

Including interest on deposits
Fixed charges:
Interest expense		$328,257	280,431	284,105	343,169	402,331
Interest factor within rent expense (a)		36,385	36,815	36,490	36,696	34,341

Total fixed charges		$364,642	317,246	320,595	379,865	436,672

Earnings:
Income before income taxes		$1,674,692	1,642,245	1,765,568	1,592,035	1,260,789
Fixed charges		364,642	317,246	320,595	379,865	436,672

Total earnings		$2,039,334	1,959,491	2,086,163	1,971,900	1,697,461

Ratio of earnings to fixed charges, including interest on deposits	x	5.59	6.18	6.51	5.19	3.89

(a)	The portion of rents shown as representative of the interest factor is one-third of total net operating lease expenses.